UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025.

Commission File Number: 001-42008

BW LPG Limited

(Translation of registrant’s name into English)

c/o BW LPG Holding Pte Ltd

10 Pasir Panjang Road,

#17-02 Mapletree Business City, Singapore

117438

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is the press release of BW LPG Limited (the “Company”), dated May 20, 2025, announcing the Company’s financial results for the first quarter ended March 31, 2025 (“Q1 2025”).

Attached to this Report on Form 6-K as Exhibit 99.2 is the Q1 2025 Interim Financial Report of the Company.

Attached to this Report on Form 6-K as Exhibit 99.3 is the Q1 2025 Earnings Presentation of the Company.

Attached to this Report on Form 6-K as Exhibit 99.4 is the press release of the Company, dated May 20, 2025, announcing key information regarding the Company’s cash dividend for Q1 2025.

Attached to this Report on Form 6-K as Exhibit 99.5 is the press release of the Company, dated May 20, 2025, announcing the cessation of its investment in the planned LPG onshore import terminal at Jawaharlal Nehru Port Association (JNPA) in Navi Mumbai, India.

The information contained in Exhibits 99.2 and 99.3 to this Report on Form 6-K, except for the sections entitled “Market outlook” and “Market overview” of Exhibit 99.3, is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-280892) that was filed with the U.S. Securities and Exchange Commission effective July 19, 2024.

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
99.1	Press release of BW LPG Limited dated May 20, 2025 – Financial Results for Q1 2025
99.2	BW LPG Limited Q1 2025 Interim Financial Report
99.3	BW LPG Limited Q1 2025 Earnings Presentation
99.4	Press release of BW LPG Limited dated May 20, 2025 – Key information relating to the cash dividend for Q1 2025
99.5	Press release of BW LPG Limited dated May 20, 2025 – Cessation of investment in LPG onshore import terminal project in India

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BW LPG Limited

By:	/s/ Samantha Xu
Name:	Samantha Xu
Title:	Chief Financial Officer

Date: May 20, 2025